Filed by Integrys Energy Group, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Integrys Energy Group, Inc.
Commission File No.: 1-11337

For Release: June 15, 2015	Contact:	Steven P. Eschbach Vice President – Investor Relations (312) 240-5408

Integrys Energy Group Declares Special Pro Rata Dividend
in Preparation for Completing Merger with
Wisconsin Energy Corporation

CHICAGO – June 15, 2015 – In preparation for the potential closing of the merger of Integrys Energy Group (NYSE:  TEG) with Wisconsin Energy Corporation (NYSE:  WEC) prior to the next Integrys Energy Group common stock dividend record date, and in accordance with the merger agreement, the Board of Directors of Integrys Energy Group today declared a special pro rata dividend to ensure that its shareholders continue to receive their dividend at the current rate until the closing of the merger.

The Board of Directors declared a pro rata dividend of $0.007234 per share per day that will accrue from May 30, 2015 (the date immediately following the prior Integrys Energy Group record date), until and including the day prior to the effective day of the merger.  This pro rata dividend, which is the daily equivalent of the current quarterly dividend rate of $0.68 per share, will be paid to Integrys Energy Group shareholders of record at the close of business on the day immediately prior to the effective date of the merger.  The dividend will be paid as soon as practicable following the completion of the merger.  The effective date of the merger is not currently known, but is expected to occur by the end of this summer.

The pro rata dividend declaration is contingent upon the completion of the merger prior to the next regularly scheduled dividend record date for Integrys Energy Group, which is August 31, 2015.  Therefore, the pro rata dividend is contingent on the merger being completed on or before August 31, 2015.

As previously announced, it is intended that the quarterly dividend of the combined company (which will be called WEC Energy Group) will be $0.4575 per share, bringing Integrys and Wisconsin Energy shareholders to dividend parity per the merger agreement.

Media Hotline: 800-977-2250 — NYSE: TEG 200 East Randolph Street Chicago, IL 60601 www.integrysgroup.com

Integrys Energy Group Declares Special Pro Rata Dividend
June 15, 2015

About Integrys Energy Group, Inc.

Integrys Energy Group is a diversified energy holding company with regulated natural gas and electric utility operations (serving customers in Illinois, Michigan, Minnesota, and Wisconsin), an approximate 34% equity ownership interest in American Transmission Company (a federally regulated electric transmission company), and nonregulated energy operations.

More information about Integrys Energy Group, Inc. is available online at www.integrysgroup.com.

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Additional Information and Where to Find It
In connection with the proposed merger transaction between Wisconsin Energy Corporation (“Wisconsin Energy”) and Integrys Energy Group, Inc. (“Integrys”), Wisconsin Energy filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that includes a joint proxy statement/prospectus for the shareholders of Wisconsin Energy and Integrys. The registration statement was declared effective by the SEC on October 6, 2014. Each of Wisconsin Energy and Integrys mailed the joint proxy statement/prospectus to their respective shareholders on or around October 21, 2014 and filed other documents regarding the proposed merger transaction with the SEC. Integrys urges investors and shareholders to read the joint proxy statement/prospectus, as well as other documents filed with the SEC, because they contain important information. Investors and security holders may receive the registration statement containing the joint proxy statement/prospectus and other documents free of charge at the SEC’s web site, http://www.sec.gov, from Wisconsin Energy at Corporate Secretary, 231 W. Michigan St. P.O. Box 1331 Milwaukee, WI 53201, or from Integrys at Integrys Energy Group, Inc., Investor Relations, 200 East Randolph Street, 23rd Floor, Chicago, IL 60601.

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